Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As China Southern Airlines Company Limited has published the Announcement of China Southern Airlines Company Limited on the Authorisation to Xiamen Airlines Company Limited on the Provision of Guarantees to its Subsidiaries, the full text of the announcement is set out below for information purpose. The aforementioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, but does not constitute any notifiable transaction or connected transaction as defined under the Listing Rules.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 April 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Stock Code: 600029	Stock short name: China South Air	Notice No.: Lin 2023-022

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

ON THE AUTHORISATION TO XIAMEN AIRLINES COMPANY LIMITED ON

THE PROVISION OF GUARANTEES TO ITS SUBSIDIARIES

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•

Information on the authorisation on provision of guarantees: the Company is proposed to authorise Xiamen Airlines Company Limited (“Xiamen Airlines”) to provide guarantees to Hebei Airlines Company Limited (“Hebei Airlines”), Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited (“SPVs”), Xiamen Airlines Finance Lease Company Limited (“Xiamen Airlines Finance Lease”), Xiamen Airlines Capital (Hong Kong) Company Limited (“Xiamen Airlines Capital”) and Jiangxi Airlines Company Limited (“Jiangxi Airlines”), all being subsidiaries within the scope of Xiamen Airlines’ consolidated financial statements, with an aggregate balance up to RMB2,789 million, RMB3,560 million, RMB1,000 million, RMB100 million and RMB723 million or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024, respectively;

•

As at the date of this announcement, the balances of the guarantees provided by Xiamen Airlines to Hebei Airlines, SPVs and Jiangxi Airlines are approximately RMB2,549 million, RMB2,134 million and RMB610 million, respectively, with no overdue amounts up to date. Xiamen Airlines has not provided guarantees to Xiamen Airlines Finance Lease or Xiamen Airlines Capital;

•

Special risk reminder: Among the guaranteed parties, Hebei Airlines and Jiangxi Airlines are companies with asset liability ratios exceeding 70%. Investors are hereby advised to pay attention to relevant risks attached thereto.

I.	OVERVIEW OF THE GUARANTEES

On 28 April 2023, the fourteenth meeting of the ninth session of the Board was held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou by way of on-site meeting. At the meeting, the Board considered and approved unanimously that, during the period from 1 July 2023 to 30 June 2024, Xiamen Airlines to provide guarantees to Hebei Airlines, with an aggregate balance up to RMB2,789 million (increased by RMB268 million) or equivalent in foreign currency; to provide guarantees to SPVs, with an aggregate balance up to RMB3,560 million (increased by RMB965 million) or equivalent in foreign currency; to provide guarantees to Xiamen Airlines Finance Lease, with an aggregate balance up to RMB1,000 million or equivalent in foreign currency; to provide guarantees to Xiamen Airlines Capital, with an aggregate balance up to RMB100 million or equivalent in foreign currency; to provide guarantees to Jiangxi Airlines, with an aggregate balance up to RMB723 million (increased by RMB133 million) or equivalent in foreign currency on the premise that other shareholder of Jiangxi Airlines shall provide corresponding guarantees to Jiangxi Airlines in proportion to its contribution; and to authorise the legal representative of Xiamen Airlines or his authorised person to execute the corresponding guarantee instruments.

The number of Directors supposed to be present at the Board meeting was 7, of which 7 attended in person. The Directors approved the above resolutions unanimously upon consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Companies Law, the Securities Law and the Articles of Association of the Company. The abovementioned guarantees shall be submitted to the general meeting of the Company for consideration.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

(I)	Basic Information of the Guaranteed Parties

1.	Name of the guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Chang’an District, Shijiazhuang, Hebei Province

Legal representative: Chen Hong Bo

Registered capital: RMB3,590 million

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing services; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the items prohibited or restricted by the laws, regulations and the decisions of the State Council); import and export of commodities and technologies (except for those prohibited by PRC or subject to approval); retail of prepackaged foods, daily necessities, artware and souvenirs; business training (excluding educational training, vocational training and other training that requires approval); laundry services; and leasing of non-residential real estate (businesses subject to approval according to the laws may only be carried out upon approval by the relevant authority).

Material contingencies affecting the solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party is rated AA- for the credit rating by the Industrial and Commercial Bank of China.

Shareholding structure: Hebei Airlines is owned as to 100% by Xiamen Airlines.

Asset liability ratio as of March 2023: 94.31%

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2022	As at 31 March 2023 (unaudited)
Total assets	3,832.87	3,659.57
Total liabilities	3,762.53	3,451.21
Total bank loans	0	0
Total current liabilities	2,185.35	2,015.70
Net assets	70.34	208.35

	January-December 2022	January-March 2023 (unaudited)
Revenue	1,851.67	891.97
Net profit	-1,378.50	25.82

2. Name of the guaranteed party: Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited

Place of registration: Unit 201-4, 2nd Floor, No. 7 Huyu Road, Xiamen Area (Bonded Logistics Area) of China (Fujian) Pilot Free Trade Zone

Legal representative: Wang Qing

Registered capital: ranging from RMB0.1 million to RMB0.2 million, respectively, depending on the quantity and model of the aircrafts operated by each SPV;

Business scope: leasing of aircraft and aircraft equipment (SPVs only); other unspecified leasing of machinery and equipment (excluding items subject to approval); purchase of leased property from the domestic and overseas; treatment of residual value of leased property; other unspecified professional consulting services (excluding items subject to approval); import and export of various types of commodities and technologies (with no import and export commodity catalogue attached), except for those restricted or prohibited by the country to be operated or imported or exported by the Company; social economy consulting services (excluding financial consulting services); and other unspecified services (excluding items subject to approval).

Material contingencies affecting the solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party has obtained no credit rating by any bank.

Shareholding structure: SPVs are owned as to 100% by Xiamen Airlines.

Among the SPVs, Xiamen Airlines No. 1 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 18 (Xiamen) Aircraft Lease Company Limited have been established and authorised by the shareholders of the Company at the general meeting of the Company, while Xiamen Airlines No. 19 (Xiamen) Aircraft Lease Company Limited to Xiamen Airlines No. 23 (Xiamen) Aircraft Lease Company Limited are new companies proposed to be established by Xiamen Airlines. SPVs have no financial information for the latest one year and one period.

3. Name of the guaranteed party: Xiamen Airlines Capital (Hong Kong) Company Limited

Place of registration: Unit 2006, Junhui Centre, No. 22 Hongtu Road, Kwun Tong District, Kowloon, Hong Kong

Legal representative: Yang Jun

Registered capital: HK$ 289.60 million

Business scope: Import and export trade; aircraft procurement; engine procurement; procurement of aviation material; procurement of aviation oil; aircraft leasing; aviation consulting services and other businesses.

Material contingencies affecting the solvency of the guaranteed party: None

Shareholding structure: Xiamen Airlines Capital is owned as to 100% by Xiamen Airlines.

Asset liability ratio as of March 2023: 4.56%

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2022	As at 31 March 2023 (unaudited)
Total assets	265.92	262.11
Total liabilities	11.87	11.96
Total bank loans	0	0
Total current liabilities	11.87	11.96
Net assets	254.05	250.15

	January-December 2022	January-March 2023 (unaudited)
Revenue	0.03	0.04
Net profit	6.92	1.19

4. Name of the guaranteed party: Xiamen Airlines Finance Lease Company Limited

Place of registration: Unit 431-H, 4th Floor, Building C, Xiamen International Shipping Center, No. 93 Xiangyu Road, Xiamen Area of China (Fujian) Pilot Free Trade Zone

Legal representative: Cai Jin Gao

Registered capital: RMB1,000 million

Business scope: Finance lease, leasing, purchase of leased property from the domestic and overseas, treatment and maintenance of residual value of leased property, leasing transaction consulting and guarantee services and other financial leasing businesses approved by the relevant authority; concurrent operation of commercial factoring business in connection with the major businesses of Xiamen Airlines Finance Lease; other unspecified professional consulting services (excluding items subject to approval); import and export of various types of commodities and technologies (with no import and export commodity catalog attached), except for those restricted or prohibited by PRC to be operated or imported or exported by the Company; social economy consulting services (excluding financial consulting services); and other unspecified services (excluding items subject to approval). (The aforementioned businesses do not include business to which the special management measures for foreign investment admission apply.)

Material contingencies affecting the solvency of the guaranteed party: None

Shareholding structure: Xiamen Airlines Finance Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Capital.

Asset liability ratio as of March 2023: 39.93%

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2022	As at 31 March 2023 (unaudited)
Total assets	1,674.55	1,678.52
Total liabilities	668.73	670.25
Total bank loans	0	0
Total current liabilities	668.73	670.12
Net assets	1,005.82	1,008.28

	January-December 2022	January-March 2023 (unaudited)
Revenue	36.41	9.18
Net profit	30.81	2.05

5. Name of the guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Kang Zhi Yang

Registered capital: RMB2,000 million

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing; aviation material supply chain management; self-operation of and acting as agent for import and export of various types of commodities and technologies (except for those prohibited or restricted by PRC to be operated or imported or exported by the Company); food sales; online trade agency; other unspecified retail businesses (excluding those subject to approval); various types of domestic advertising design, production, publishing and agency services (businesses subject to approval according to the laws may only be carried out after approval by the relevant authority).

Material contingencies affecting the solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party is rated A for the credit rating by the Bank of China.

Shareholding structure: Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Industry Group Company Limited.

Asset liability ratio as of March 2023: 70.81%.

Financial information for the latest one year and one period of the guaranteed party:

Unit: RMB million

Item	As at 31 December 2022	As at 31 March 2023 (unaudited)
Total assets	3,096.21	3,206.94
Total liabilities	2,162.22	2,270.80
Total bank loans	0	0
Total current liabilities	1,119.86	1,168.54
Net assets	934.00	936.14

	January-December 2022	January-March 2023 (unaudited)
Revenue	623.45	352.17
Net profit	-427.54	2.14

(II)	Relationship between the Guaranteed Parties and the Company

Xiamen Airlines, a controlled subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Company Limited and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines, SPVs and Xiamen Airlines Capital are wholly-owned subsidiaries of Xiamen Airlines. Xiamen Airlines Finance Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Capital. Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines and is owned as to 60% by Xiamen Airlines.

III.	MAIN CONTENTS OF AUTHORISATION ON THE PROVISION OF GUARANTEES

(I)	Provision of Guarantees by Xiamen Airlines to Hebei Airlines

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance up to RMB2,789 million (increased by RMB268 million) or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024.

3.	Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right in connection with the aircraft leasing agreements of Hebei Airlines.

4.	Period of Guarantee: agreed upon in accordance with the period of principal debt.

(II)	Provision of Guarantees by Xiamen Airlines to SPVs

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance up to RMB3.560 million (increased by RMB965 million) or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024.

3.

Coverage: the debts owed by SPVs to an overseas lessor (including payables such as rent, tax, return compensation, etc.) and liabilities under the lease agreements. If SPVs fail to settle debts in whole or in part, Xiamen Airlines shall fulfill the obligations under the guarantee as agreed, and shall undertake contractual obligations in respect of the rent and other payables to the overseas lessor. Within the maximum guarantee amounts, Xiamen Airlines may determine and adjust the respective guarantee amounts to each SPV according to the actual number of aircrafts operated thereby and the lease terms.

4.

Period of Guarantee: The period of guarantee does not expire until all the obligations of SPVs under the lease agreements have been fully performed. If a lease extension occurs, the period of guarantee shall be extended accordingly.

(III)	Provision of Guarantees by Xiamen Airlines to Xiamen Airlines Capital

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance (increased and accumulated) up to RMB100 million or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024.

3.	Coverage: bank credit.

4.	Period of Guarantee: agreed upon in accordance with the terms of credit agreements.

(IV)	Provision of Guarantees by Xiamen Airlines to Xiamen Airlines Finance Lease

1.	Guarantee Method: joint liability guarantee.

2.	Guarantee Amounts: an aggregate balance (increased and accumulated) up to RMB1,000 million or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024.

3.	Coverage: all the obligations of the borrower in a financing transaction and mainly include payment of principal amount and interest.

4.	Period of Guarantee: agreed upon in accordance with the period of principal debt.

(V)	Provision of Guarantees by Xiamen Airlines to Jiangxi Airlines

1.	Guarantee Method: joint liability guarantee.

2.

Guarantee Amounts: increased guarantee amounts by RMB133 million or equivalent in foreign currency by Xiamen Airlines, in proportion to its contribution, with an aggregate balance up to RMB723 million or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024 on the premise that other shareholder of Jiangxi Airlines shall provide corresponding guarantee in proportion to its contribution.

3.

Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right in connection with the aircraft leasing agreements and financing agreements of Jiangxi Airlines.

4.	Period of Guarantee: agreed upon in accordance with the period of principal debt.

As at the date of this announcement, Xiamen Airlines has not entered into any guarantee agreements with any third-party entities beyond the scope of authorisation. The foregoing approved guarantee limits shall only be taken as the maximum guarantee may be provided by Xiamen Airlines as authorised, and the specific guarantee amounts within the foregoing guarantee limits shall be subject to the guarantee agreements entered into with the relevant financial institutions. The Company will perform its information disclosure obligations in accordance with the actual execution of any guarantee agreement.

IV.	OPINIONS OF THE BOARD

The important decisions and daily operations of Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines, all being the subsidiaries of Xiamen Airlines, are under the absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund-raising standards for strictly monitoring the fund-raising activities of Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines. The Board is of the view that Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines have adequate solvency under centralized operation and management by Xiamen Airlines. Xiamen Airlines provides guarantees to Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines by taking full considerations of their actual needs for production, operation and development. This would help to expand their financing channels, reduce their financing costs and meet the needs for the overall development of the Company and Xiamen Airlines.

Independent Directors of the Company have expressed their independent opinions on the aforesaid provision of guarantees as follows: 1. to approve Xiamen Airlines to provide guarantees to Hebei Airlines, SPVs, Xiamen Airlines Finance Lease, Xiamen Airlines Capital and Jiangxi Airlines with an aggregate balance up to RMB2,789 million (increased by RMB268 million), RMB3,560 million (increased by RMB965 million), RMB1,000 million (increased and accumulated), RMB100 million (increased and accumulated), and RMB723 million (increased by RMB133 million) or equivalent in foreign currency during the period from 1 July 2023 to 30 June 2024, respectively. Authorisations on provision of the above guarantees have taken full account of the actual needs for production, operation and development of the above companies. This would help to expand their financing channels, reduce their financing costs and meet the needs for the overall development of the Company and Xiamen Airlines, and is in the interests of the Company and its shareholders as a whole; 2. Hebei Airlines, SPVs and Xiamen Airlines Capital are wholly-owned subsidiaries of Xiamen Airlines. Xiamen Airlines Finance Lease is owned as to 75% by Xiamen Airlines and 25% by Xiamen Airlines Capital (a wholly-owned subsidiary of Xiamen Airlines), while Jiangxi Airlines is a controlled subsidiary of Xiamen Airlines and the guarantee provided to Jiangxi Airlines is based on the premise that other shareholder of Jiangxi Airlines shall also provide corresponding guarantees in proportion to its contribution. Xiamen Airlines is able to effectively control and prevent the guarantee risks, so no damage will be caused to the interests of the Company and its shareholders as a whole; 3. the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, being legitimate and effective.

V.	STATUS OF THE CUMULATIVE EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines have provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed amounts approximately to RMB132.9872 million, representing approximately 0.32% of the Company’s audited net assets for the latest period and the amount of the joint liability guarantee is approximately RMB21.2020 million. The balance of guarantee provided by the Company and its controlled subsidiaries to 44 special purpose vehicles in operation is US$5,433 million, with no overdue guarantees up to date. The balance of guarantees provided by Xiamen Airlines to its controlled subsidiaries (excluding SPVs) is RMB3,159 million. The total amount of guarantee provided by the Company and its controlled subsidiaries to their controlled subsidiaries amounts approximately to RMB40,493 million, representing approximately 98.63% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

The Board of Directors of

China Southern Airlines Company Limited

28 April 2023